EXHIBIT 37
CONSENT OF AMEC AMERICAS LTD.
     We hereby consent to the use of our name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Goldcorp Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:
1.	The technical report dated October 26, 2005, entitled “Pueblo Viejo Project, Province of Sanchez Ramirez, Dominican Republic, 43-101 Technical Report and Qualified Person’s Review” (the “Placer Dome Report”).

2.	The annual information form of the Company dated March 30, 2007, which includes reference to our name in connection with information relating to the Placer Dome Report and the property described therein.
March 30, 2007
/s/ S. Toevs
Amec Americas Ltd.

By:	Steve Toevs
Title:	Vice President, Finance
Oil Sands & Mining